

September 24, 2010

Mr. Lutz Klingmann
Principal Executive Officer
Golden Queen Mining Co., Ltd.
6411 Imperial Avenue
West Vancouver, British Columbia
V7W 2J5 Canada

> **Re:** **Golden Queen Mining Co., Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-21777**

Dear Mr. Klingmann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Offices and Employees, page 21

1.   Please disclose the number of total employees and the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Properties, page 23

2.   We note that your interest in the future of the Soledad Mountain Project is dependent on your continued control over the properties comprising the project, which you currently hold under mining leases. It appears from your disclosure here, as well as your disclosure in your recent Forms 10-Q, that several of these agreements have expired or that you are, or recently were, in default. Please advise us, with a view towards disclosure, regarding the following items:

- The status of your negotiations for extensions of your material lease agreements, including the ones that have already expired. In this regard, we note that at least one agreement expired in 2004 and has yet to be renewed, and that other agreements expired in June and July of 2010 and have yet to be renewed. In addition, address whether you expect any such extensions to be on substantially similar terms to the current leases, or whether you anticipate any material divergences;

- The current legal status of your claims to the properties covered by expired leases;

- Whether you are currently in default under any material lease agreements. In this regard, we note your disclosure in your Form 10-K for fiscal 2007 that you were in default under certain leases and property acquisition agreements. Please advise us of any rights of your counterparties, due to your default or otherwise, to unilaterally cancel or amend the agreements; and

- The remaining terms of the leases covering your material properties.

Management's Discussion and Analysis, page 28

3. We note your bullet point list identifying material costs incurred during the year, as well as the accompanying information regarding such costs in 2008. Several of these costs fluctuated materially from 2008, but the reasons for the changes are not adequately described, and it is not clear whether you anticipate that these costs will continue to increase, remain constant, or decline. For example and without limitation, we note that the costs to maintain the meteorological station more than tripled in 2009, and legal fees increased by almost twenty times. Please revise to provide a more fulsome discussion of your expenses across the relevant reporting periods.

4. Similarly, your discussion of the approximately $1.5 million decrease in net loss for 2009 does not adequately describe the reasons for such decrease. Please revise to address, and quantify where appropriate, the major factors contributing to this decrease.

Outlook, page 32

5. Please expand your discussion to summarize how much more preparatory work you have to do before making a production decision. Also clarify when you would begin to seek the estimated $100 million in capital (referenced at page 21) necessary to finance the development of the project and, if in the next 12 months, discuss generally the different financing options that management would pursue.

6.	We note your statement that your ability to put the project into production "is subject to numerous risks, certain of which are disclosed above. Readers should evaluate the Company's prospects in light of these and other risk factors." These statements suggest that your disclosure does not describe every material risk faced by the company. Please revise to remove this suggestion, or revise your disclosure to ensure that it encompasses each material risk to which your business is subject.

Controls and Procedures, page 36

7.	We note that you have concluded that internal control over financial reporting was not effective at December 31, 2009. Please revise to discuss the impact of the deficiencies noted on your financial reporting and the control environment and your current plans, if any, to remediate the deficiencies.

8.	You state at the bottom of page 36 that you have taken action to correct deficiencies in your internal controls over financial reporting. Please explain to us how this is consistent with the earlier disclosure on this page, where you state that you made no changes in your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Signatures, page 38

9.	Please revise your signature page to identify your controller or principal accounting officer. Refer to General Instruction D(2)(a) to Form 10-K.

Exhibits, page 37

10.	Please review your material contracts and confirm that you have filed all agreements required to be filed under Item 601(b)(10) of Regulation S-K. In this regard, we note that you have filed only two leases, which were entered into more than 16 years ago. Your disclosure elsewhere, such as at page 23, suggests that you have entered over 60 lease agreements to secure the properties comprising your project, and as you note, your interest in the project depends on your ability to control the underlying property interests.

Engineering Comments

General

11.	Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in Instruction 3(b) to Item 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Mineral Reserves page 8

12.   We note you include a National Instrument 43-101 compliant mineral reserve in your disclosure. Please disclose the following information within or adjacent to your reserve tables:

- A statement within your disclaimer indicating the reserves are not compliant with the Securities and Exchange Commission Industry Guide 7 as a final bankable feasible study has not been completed.

- The metallurgical recovery factor.

- A statement indicating whether your resource estimates are inclusive or exclusive of your reserve estimates.

Environmental Issues and Permits page 15

13.   In reference to your discussion of the environmental issues and permits for your proposed Soledad Mountain Project, please disclose all permits required that would give you the legal right to begin mining and processing operations at your proposed Soledad Mountain Project, including the likelihood and expected dates of obtaining such permits.

Definitive Proxy Statement Filed April 28, 2010

14.   Please confirm in writing that you will comply with the following comments in all future filings. In addition, provide us with a sample of the disclosure that you intend to use.

Termination of Employment, Change in Responsibilities and Employment Contracts, page 10

15.   Please file the management agreement with Mr. Klingmann or explain why it is not required to be filed. See Item 601(b)(10)(iii) of Regulation S-K.

Report on Executive Compensation, page 10

16.   We note your disclosure that the Compensation Committee uses industry compensation data as a basis for determining appropriate base salary ranges. Please enhance your discussion to describe the industry data used and explain specifically how the data was taken into account in arriving at compensation decisions.

Form 10-Q for the quarter ended June 30, 2010

Notice of No Auditor Review, page 1

17.   Please have your interim financial statements reviewed by an independent public accountant and then file an amended Form 10-Q that includes the reviewed financial statements pursuant to Regulation S-X, Rule 8-03. In addition, ensure that you remove the language in this section of the document in your amended Form 10-Q.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding comments on the engineering comments. Please contact John Lucas at (202) 551- 5798, Alexandra Ledbetter at (202) 551-3317 or me at (202) 551- 3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director